May 24, 2019

Robert Liscouski
Chief Executive Officer
Quantum Computing Inc.
215 Depot Court SE
Suite 212
Leesburg, VA 20175

       Re: Quantum Computing Inc.
           Amendment No. 3 to Registration Statement on Form 10-12(g) Filed May 23, 2019
           File No. 000-56015

Dear Mr. Liscouski:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Information
Technologies
                                                          and Services
cc:    Chris Roberts